THERMO ENVIRONMENTAL INSTRUMENTS INC.

Sales Representation Agreement

This Agreement, effective this 1st day of September, 2000, by and between THERMO ENVIRONMENTAL INSTRUMENTS INC., hereinafter referred to as the "Manufacturer", and Cal-Bay Controls, hereinafter referred to as the "Representative" agree to as follows:

1. Appointment and Acceptance

The Manufacturer appoints the Representative to sell the Products defined herein within the Territory (defined in Schedule A hereto; and the Representative accepts the appointment and agrees to sell and promote the sale of the Products.

2. Territory

The Representative's Territory (the "Territory") shall consist of the areas designated in Schedule A hereto, and no other areas.

3. Products

The Products (the "Products") of the Manufacturer to be sold by the Representative are those listed in Schedule(s) B-1, B-2, C-1, D-2 hereto. The Products of the Manufacturer to be sold by the Representative may be changed from time to time at the sole discretion of the Manufacturer.

4. Computation and Payment of Commission

a. Subject to the provisions of Section 4c and 4d hereof, a commission ("Commission") shag be paid to the Representative by the Manufacturer for each sale based on an Order obtained by the Representative and accepted by the Manufacturer. The Commission shall be in full payment for all services performed by the Representative hereunder and shall be computed as set forth in the appropriate Commission Schedule hereto. As used herein, "Order" shall mean any written offer to purchase the Products which calls for shipment into the Territory by the Manufacturer. Commission splits will be as outlined in the appropriate Commission Schedule.

b. Commissions on each Order are due and payable on or before the 45th day following the month in which shipment of such Order is made. At the time of payment, the Manufacturer will send the Representative a Commission Statement.

c. There shall be deducted from any sums due the Representative:

i. An amount equal to Commissions previously paid or credited on sales of the Products which have since been returned by the customer for any reason or on allowances credited to the customer for any reason by the Manufacturer.

ii. An amount equivalent to Commissions previously paid or credited on sales which the Manufacturer shall not have been fully paid by the customer whether by reason of the customer's bankruptcy, insolvency, or any other reason which, in the Manufacturer's judgment, renders the account uncollectible;

iii. An amount equal to Commissions previously paid on invoices that are unpaid sixty (60) days after date of invoice. (If any sums are ever realized upon such uncollectible accounts, the Manufacturer will pay the Representative its percentage of Commission applicable at the time of the original sale upon the net proceeds of such collection.)

d. Where parties other than the Representative, including but not limited to other Representatives of the Manufacturer, make a material contribution to obtaining an Order, the Manufacturer shall pay to the Representative a portion of the Commission which would have been payable to the Representative if such Order had resulted entirely from the efforts of the Representative. The portion of the Commission paid to the Representative, as determined by the applicable Commission Schedule. All decisions of the Manufacturer in this connection shall be final. In no event shall the aggregate Commission payable on a sale resulting form any Order exceed the amount determined in accordance with the appropriate Commission Schedule in this Agreement.

5. Acceptance of Order

All orders are subject to acceptance or rejection by an authorized person of the Manufacturer or its home office and approval by the Manufacturer's Credit Department. The Manufacturer shall be responsible for all credit risks and collections. All Orders shall be addressed to the Manufacturer or to the Manufacturer in care of the Representative.

6. Terms of Sale

All sales of the Products shall be at the prices and upon the terms and conditions established by the Manufacturer and the Manufacturer shall have the right from time to time, in its sole discretion, to establish, change, after, and amend the prices and other terms and conditions of sale. Representative shall not make price quotations or delivery promises without the prior written approval of the Manufacturer.

7. Conduct of Business by Representative and Relationship with Manufacturer

a. Representative shall use its best efforts and devote such time as may be reasonably necessary to sell and promote the sale of the Products of the Manufacturer within the Territory and shall not otherwise sell or promote the sale in the Territory of Products which the Manufacturer, in its sole discretion, deems competitive with the Products.

b. Representative is not an employee or agent of the Manufacturer for any purpose whatsoever, but is an independent contractor. All expenses, disbursements, including but not limited, to those for office maintenance, clerical and general selling expenses, that may be incurred by Representative in connection with the performance of its obligation under this Agreement shall be borne wholly and completely by Representative, and the Manufacturer shall not be in anyway responsible or liable thereof Representative does not have, nor shall it hold itself out as having, any right, power or authority to create any contractual or other obligations either express or implied, on behalf of, in the name of, or binding upon the Manufacturer, or to pledge the Manufacturer's credit, or to extend credit in the Manufacturer's name, unless the Manufacturer shall expressly consent thereto in advance, in writing.

c. Representative shall not, without the Manufacturer's prior written approval alter, enlarge, or limit Orders, or make representations guarantees concerning the Products or accept the return of, or make any allowance with respect to, the Products.

d. Representative shall furnish to the Manufacturer's Credit Department any information which it may have from time to time relative to the credit standing of any of its customers.

e. Representative shall abide by the Manufacturers policies and shall communicate such policies to the Manufacturers customer.

f. Representative shall perform its obligations under this Agreement in accordance with the laws, ordinances, rules and regulations of any and aft public authorities applicable thereto. Representative shag not make any unlawful payments in order to secure a sale or to improve its competitive position.

g. Representative shall not be responsible for the quality or performance of the Products nor shag Representative incur any liability or patent infringement claims brought by third parties.

h. The Representative is to exercise all due diligence to have the Manufacturer's name placed on aft bidders' lists. In all cases, the Manufacturer will provide quotations from the factory. Only under special circumstances and subject to prior written approval by the Manufacturer's Management, will Representative provide a quotation under the Representative's name.

i. The Representative will not be allowed, when purchasing direct from the Manufacturer, open invoices in excess of $________ except as specifically approved in writing by the Manufacturer's Credit Manager. Our payment terms are net 30 days.

j. The Representative shag not, without prior written consent of the Manufacturer, repair, modify, or offer to maintain or service Products supplied by the Manufacturer. Nor is the Representative expected to or obligated to provide service with respect to the Products. If the Representative requests and is authorized by the Manufacturer to provide such service, the full cost of said service will be the responsibility of the Representative.

k. The Manufacturer shag furnish the Representative, at no expense to the Representative, a reasonable quantity of samples, catalogs, literature and any other material necessary for the proper promotion and sale of its Products in the Territory. Any literature which is not used or samples or other equipment belonging to the Manufacturer shall be returned at the termination of this contract.

l. The Manufacturer shall forward to the Representative all inquiries for Products it may receive from prospective customers in the Territory, and provide copies of all correspondence with customers and notations of pertinent telephone calls, etc.

m. The Manufacturer shall furnish the Representative copies of all quotations, Orders (accepted or rejected), shipping notices, invoices, and credit memorandums relating to sales of Products in the Territory.

n. The Manufacturer shag notify the Representative of any changes in key personnel or company policy that affect the Representative.

8. Protection of Proprietary Data

During the effective period of the Agreement and for two (2) years immediately following termination, the Representative shall safeguard all proprietary data revealed by the Manufacturer. However, such information may be disclosed to customer when necessary to effect a sale, provided permission in writing for each disclosure is first obtained from the Manufacturer, which permission shaft not be unreasonably withheld.

9. Conflicts with Prior Agreements

Representative hereby represents and warrants that the execution of this Agreement by Representative and the performance of its obligations hereunder do not conflict with or breach any prior agreement by which Representative is bound, nor subject the Manufacturer to any liability or fights of action with respect hereto.

10. Indemnification

Representative shag indemnify and hold Manufacturer harmless from and against any and all loss, liability, damage cost, or expense (including reasonable attorney's fees) incurred as the result of any act, default or omission by it or any of its agents, employees, or other Representatives.

11. Terms of Agreement and Termination

This Agreement shall be effective as of the date first above written and shag continue in force until or terminated by one party hereto giving to the other party not less than thirty (30) days written notice by registered or certified mail.

If issuance of notice to terminate this Agreement is given by either party, the Representative shag forthwith cease to actively solicit new quotations and shag devote its efforts to outstanding quotations. The Representative may continue to accept, in the name of the Manufacturer, Orders based on quotations made prior to the date of the termination notice throughout a thirty (30) day period, but no new quotations will be issued by or credited to the Representative after notice to terminate has been duly given. Either party may terminate this Agreement immediately if the other party becomes insolvent, bankrupt, or makes an assignment for the benefit of creditors.

12. Rights Upon Termination

Upon termination of this Agreement for any reason, the Representative shall be entitled to:

a. The commission applicable to all Orders accepted by the Manufacturer which are dated or communicated to the Manufacturer prior to the effective date of termination.

13. Disputes and Arbitration

The parties agree that any disputes or questions arising hereunder including the construction or application of this Agreement shall be settled by arbitration in Boston, Massachusetts, in accordance with the rules of the American Arbitration Association then in force. If the parties cannot agree upon an arbitrator within ten (10) days after demand by either of them, either or both parties may request the American Arbitration Association to name a panel of rive (5) arbitrators.

The Manufacturer she# strike the names of two on this list, the Representative shall then strike two names, and the remaining name shall be the arbitrator. The decision of the arbitrator shall be final and binding upon the parties both as to law and to fact, and shall not be appealable to any Court in any jurisdiction. The expenses of the arbitrator shall be shared equally by the parties, unless the arbitrator determines that the expense she# be otherwise assessed.

14. General

a. This Agreement constitutes the whole Agreement between the parties with respect to the subject matter hereof and there are no terms other than those contained herein. This Agreement may not be modified or discharged, nor may any of its terms be waived, nor shall any consent be deemed to have been given, except by an instrument in writing signed by the party to be charged.

b. None of the provisions hereof shall be deemed to have waived by an act of acquiescence on the part of either party, their agents, or employees, except by an instrument in writing signed by an authorized official of such party. No waiver by either party shall be effective as to any condition or event which arises or occurs after the date of such waiver or as to the continuance of a breach of any term hereof after such waiver.

c. This Agreement shag inure to the benefit of and be binding upon the successors and assigns the Manufacturer; Representative shall not have the right to assign or transfer its rights and obligations hereunder, in whole or in part, without the prior written consent of the Manufacturer.

d. All notices, demands and communications given or made hereunder or pursuant hereto, unless otherwise provided herein, shall be in writing and shall be mailed by registered or certified mail with postage prepaid, addressed in each case as follows, and shall be deemed to have been given or made when so mailed.

i. If to the Manufacturer, at 8 West Forge Parkway, Franklin, MA 02038, to the attention of Mr. Michael Blaney;

ii. If to Representative, at Cal-Bay Control, 1582 Parkway Loop, Suite G Tustin, California 92780

e. This Agreement shall be construed in all respects in accordance with the laws of the Commonwealth of Massachusetts.

f. For the purposes of any legal action or proceeding brought in respect of this Agreement, Representative hereby irrevocably submits to the non exclusive jurisdiction of the Courts of the United States of America and the Commonwealth of Massachusetts. The Representative hereby irrevocably waives the right to object to such forums on any basis, including, without limitation, the basis of inconvenience, Anything to the contrary contained in this paragraph (0 notwithstanding, Manufacturer may at its option sue the Representative in the Courts of any jurisdiction or place where the Representative or any of its assets may be found or in any other appropriate jurisdiction and may serve any summons or other legal process upon the Representative or any agent designated to receive such summons or service of process in any jurisdiction in any manner authorized by the laws of such jurisdiction. Final judgment against the Representative in any such legal action or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on such judgment

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, the day and year first written above, in multiple counterparts, each of which shall be considered an original:

MANUFACTURER

Witness: Thermo Environmental Instruments Inc.

By: /s/ By: /s/

A. Michael Blaney

Date: 10/20/2000

REPRESENTATIVE

Witness: Cal-Bay Controls

By: /s/ By: /s/

Date: 9/13/2000

ADDENDUM- EFFECTIVE February 1, 2001

SCHEDULE A

Territory

The Territory of the Representative shall be as follows:

PARTIAL STATE OF

California: Counties South of and including:

San Luis Obispo, Kern, San Bernardino.

Schedules: B-1, B-Z C-1, D-Z E-1, E-2

Nevada: Clark County Only.

Schedules: B-1, B-Z C-1, D-2

Cal-Bay Controls

SCHEDULE B-1

Ambient Products Defined
Model	Description
17C	Ambient NH3 Analyzer
41C	Gas Filter Correlation CO,, Analyzer (Low Level)
42C 42C-TL 42C-Y	Chemiluminescent Ambient NO-NO.-NO, Analyzer (RFNA-1289-074)

Chemiluminescent Trace Level NO-NO.-NO., Analyzer

Chemiluminescent Low Level NO-NO2-NOy Analyzer (Remote Mounted Stainless Steel Converter in NEMA 4 and 50'Sample Line)

43C 43C-TL	Pulsed Fluorescent Ambient S02 Analyzer (EQSA-0486-060) Pulsed Fluorescent Ultra Sensitive S02 Analyzer
45C	Pulsed Fluorescent Ambient H2S Analyzer (With Ambient S02 Scrubber and H2S Converter)
46C	Gas Filter Correlation N20 Analyzer
48C 48C-S	Gas Filter Correlation CO Analyzer (RFCA-0981-054) Gas Filter Correlation Low Level CO Analyzer
49C 49C-PS	U. V Photometric 03 Analyzer (EQOA-0880-04 7) U. V Photometric 03 Calibrator
102N 102S 102NS	Dynamic Single Point NO-NOrNOeO3 Calibrator Dynamic Single Point SO, Calibrator Dynamic Single Point NO-NO2-NO,-O3,SO,? Calibrator
111 112	Zero Air Supply for NOrO3-SO2 (with 1OLPM Compressor) Inlet Air Package
143 145 146	Multi Point Permeation Tube Calibrator (35*C Oven) Single Point Permeation Tube Calibrator (350C Oven) Multigas Calibrator
165	Portable Multi Point Ozone Calibrator
300 340 350	Molybdenum NO, Converter H2S Converter Stainless Steel NO, Converter

Commission for Ambient Products

Amount of Commission

The following Commission Schedule will apply to all Orders for Ambient Products. Commission will be paid on shipments only.
a.	On Sales at Full List Price	15%
b.	On Sales of Options	10%
c.	If Spare parts are Sold with a Major Instrument	10%

Discounted Price versus Commission

If price discounts are offered, the discounted pfice will be determined after consultation between the Representative and Manufacturer The Manufacturer will, in all instances, decide on the discount to be offered and the price to be quoted. When a discount is offered, the Representative and Manufacturer will share on an equal basis the percentage deduction in selling price from the full list price. (See table below for examples.)

Discount from:
Full List Price	Manufacturer	Representative	Representative's Commission Rate
----------------	---------------------	------------------------	----------------------------
4%	2%	2%	13%
6%	3%	3%	12%
8%	4%	4%	11%
10%	5%	5%	10%
12%	6%	6%	9%
20%	10%	10%	5%

Notes:
1.	Discounts other than those shown will be shared in a similar manner to those above.
2.	Minimum commission will be 5% (five percent) from List Price.
3.	Commission Splits. 20% of commission for Representative where the purchase order originates, 50% of commission for Representative providing the engineering (may be split); 30% of commission for Representative where the Product is delivered.

Provision for Revision: The Commission schedule outlined herein may be revised from time to time at the sole discretion of the Manufacturer by providing thirty (30) days written notice of such revision to the Representative.

SCHEDULE B-2

Open Path Systems
Model	Description
2000	DOAS: Ambient and Open Path Monitoring Systems

Commission for Open Path Systems

DOAS Product

Amount of Commission

The following Commission Schedule will apply to all Orders for Open Path Systems.

Commission will be paid on shipments only.
a.	On Sales at Full List Price	15%
b.	On Sales of Options and Spare Parts	10%

Discounted Price versus Commission

If price discounts are offered, the discounted price will be determined after consultation between the Representative and Manufacturer. The Manufacturer will, in all instances, decide on the discount to be offered and the price to be quoted. When a discount is offered, the Representative and Manufacturer will share on an equal basis the percentage deduction in selling price from the full List Price. (See table below for examples.)
Full List Price	Manufacturer	Representative	Representative's Commission Rate
----------------	---------------------	------------------------	----------------------------
4%	2%	2%	13%
6%	3%	3%	12%
8%	4%	4%	11%
10%	5%	5%	10%
12%	6%	6%	9%
20%	10%	10%	5%

Discounts beyond 20% will have minimum 5% commission.
Notes:
1.	Discounts other than those shown will be shared in a similar manner to those above.
2.	Minimum commission will be 5% (five percent) from List Price).
3.	Commission Splits: 20% of commission for Representative where the Purchase Order originates; 50% of commission for Representative providing the engineering (may be split); 30% of commission for Representative where the Product is delivered.
4.	No commission will be paid to the Representative on systems sold to the International Community when projects are initiated through any Architectural and Engineering (A&E) Firm.
5.	No commission will be paid on Engineering or Documentation charges.

Provision for Revision: The commission schedule outlined herein may be revised from time to time at the sole discretion of the Manufacturer by providing thirty (30) days written notice of such revision to the representative.

SCHEDULE C-1

Source Products Defined
Model	Description
15C	Gas Filter Correlation HCIAnalyzer
41C-HL	Gas Filter Correlation C02 Analyzer (High Level)
42C-D	Chemiluminescent Source NO, (Only) Analyzer
42C-HL	Chemiluminescent Source NO-NO2 Analyzer
43C-HL	Pulsed Fluorescent Source S02 Analyzer
46C-HL	Gas Filter Correlation High Level N20 Analyzer
48C-HL	Gas Filter Correlation High Level CO Analyzer
100B	NO, Generator
102N	Dynamic Single point NO-NO2,NO,-O3 Calibrator
102S	Dynamic Single Point S02 Calibrator
102NS	Dynamic Single Point NO-NO2-NO,-O3-SO2 Calibrator
111	Zero Air supply for NO.,-03-SO2 (With I OLPM Compressor)
112	Inlet Air Package
146	Multigas Calibrator
200	Stack Sample Dilution Probe (complete with orifice, 4 Ft Stainless Steel Extension and Mounting Hardware including Flange) Maximum 40OPC Temperature (For Higher Temperature, Consult Factory)
200SPC	Flow Controller for Model 200 Stack Sample Probe (Single Probe)
20ODPC	Flow Controller for Model 200 Stack Sample Probes (Dual Probe)
220	Ultrasonic Stack Gas Flow Meter with Blowers and Remote Unit
440	Transmissometer Assembly with Shutter Valves Including Hand-Held Data Terminal (Compliance Unit)
300	Molybdenum NO, Converter
350	Stainless Steel NO, Converter
601	Stack Sample Probe
603	Heated Stack Sample Probe
800	Heated Sample Gas Conditioning Unit (NO, Only)
900	Heated Sample Dilution and Conditioning Unit
1150	High Volume CO Reactor

Commission for Source Products

Amount of Commission:

The following Commission Schedule will apply to a# orders for Source Products. Commission will be paid on shipments only.
a.	On Sales at Full List Price	15%
b.	On Sales of Options	10%
c.	If Spare Parts are Sold with a Major Instrument	10%

Discounted Price versus Commission

If price discounts are offered, the discounted price will be determined after consultation between the Representative and Manufacturer. The Manufacturer will, in all instances, decide on the discount to be offered and the price to be quoted. When a discount is offered, the Representative and Manufacturer will share on an equal basis the percentage deduction in selling price from the full list price. (See table below for examples.)

Discount from:

Notes:
Full List Price	Manufacturer	Representative	Representative's Commission Rate
----------------	---------------------	------------------------	----------------------------
4%	2%	2%	13%
6%	3%	3%	12%
8%	4%	4%	11%
10%	5%	5%	10%
12%	6%	6%	9%
20%	10%	10%	5%
Notes:
1.	Discounts other then those shown will be shared in a similar manner to those above,
2.	Minimum commission will be 5% (five percent) from List Price.
3.	Commission Splits: 20% of commission for Representative where the Purchase Order originates, 50% of commission for Representative providing the engineering (may be split); 30% of commission for Representative where the Product is delivered.

Provision for Revision: The commission schedule outlined herein may be revised from time to time at the sole discretion of the Manufacturer by providing thirty (30) days written notice of such revision to the Representative.

SCHEDULE D-2

VOC Continuous Products Defined
Model	Description
50	Multi-Point Sampler
51	Total Hydrocarbon Analyzer - FID
55C	Methane, Non-Methane Analyzer

Commission for Continuous VOC Products

Amount of Commission

The following Commission Schedule will apply to all Orders for VOC Products. Commission will be paid on shipments only,
a.	On Sales at Full List Price	15%
b.	On Sales of Options	10%
c.	If Spare Parts are Sold with a Major Instrument	10%

Discounted Price versus Commission

If price discounts are offered, the discounted price will be determined after consultation between the Representative and Manufacturer. The Manufacturer will, In all instances, decide on the discount to be offered and the price to be quoted. When a discount is offered, the Representative and Manufacturer will share on an equal basis the percentage deduction in selling price from the full List Price. (See table below for examples.)

Discount from:
Full List Price	Manufacturer	Representative	Representative's Commission Rate
----------------	---------------------	------------------------	----------------------------
4%	2%	2%	13%
6%	3%	3%	12%
8%	4%	4%	11%
10%	5%	5%	10%
12%	6%	6%	9%
20%	10%	10%	5%
Notes:
1.	Discounts other then those shown will be shared in a similar manner to those above,
2.	Minimum commission will be 5% (five percent) from List Price.
3.	Commission Splits: 20% of commission for Representative where the Purchase Order originates, 50% of commission for Representative providing the engineering (may be split); 30% of commission for Representative where the Product is delivered.

Provision for Revision: The commission schedule outlined herein may be revised from time to time at the sole discretion of the Manufacturer by providing thirty (30) days written notice of such revision to the Representative.

SCHEDULE E-1

Commission for Total Solutions Packaged Systems

All Industries except Pulp & Paper, and Wood.

The following commission schedule will apply to all orders for Total Solutions/Packaged Systems.Commission will be paid on shipments only as follows:
a.	Eight percent (8%) will be paid on all TEI manufactured/integrated Total Solutions/Packaged Systems based on NET Sales.
b.	No commission will be paid to the Representative on systems sold to the International Community when projects are initiated through any Architectural and Engineering (A&E) Firm.

SCHEDULE E-2

Commission for Total Solutions Packaged Systems

Pulp & Paper, and Wood Industry

The following commission schedule will apply to all orders for Total Solutions/Packaged Systems.Commission will be paid on shipments only as follows:
c.	Eight percent (8%) will be paid on all TO manufactured / integrated Total Solutions Packaged Systems based on NET Sales.
d.	No commission will be paid to the Representative on systems sold to the International Community when projects are initiated through any Architectural and Engineering (A&E) Firm.
(Map of California and Nevada with lower region shaded to show territory)

Shading indicates territory covered.

Thin lines are county boundaries.

ADDENDUM- EFFECTIVE February 1, 2001

SCHEDULE A

Territory

The Territory of the Representative shall be as follows:

PARTIAL STATE OF

California: Counties South of and including:

San Luis Obispo, Kern, San Bernardino.

Schedules: B-1, B-Z C-1, D-Z E-1, E-2

Nevada: Clark County Only.

Schedules: B-1, B-Z C-1, D-2

Cal-Bay Controls

[LETTERHEAD]

March 8, 2001

Mr. Bob Thompson

Cal-Bay Controls

1582 Parkway Loop

Suite 312

Tustin, CA 92680

RE: Addendum to September 1, 2000 - Representative Contract.

Dear Bob;

It was a pleasure to meet with both Chuck and yourself recently. I enjoyed our discussions and feel that Cal-Bay is doing very well this year.

I wanted to send to you the addendum to our contract dated September 1, 2000. This addendum is for the systems component as previously discussed in the state of California for your given assigned territory. Please insert this letter and the attached addendum into the aforementioned contract.

Bob, once again, it has always been a pleasure in working with Cal-Bay Controls. Keep the good work up.

Kind and best regards,

/s/

Eric J. Kirleis

National Sales Manager

CC: Robert Kinsella

Kenneth Ketchum